4-18-02

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

02027427

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...18 April 2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 18 April 2002

BY..............................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES SIGNS WATER METER INSTALLATION AND REPLACEMENT CONTRACT WITH WELSH WATER

United Utilities Contract Solutions, the group's non-regulated asset management business, through its Network Services Unit, has signed its first major out of region contract, with Welsh Water, for the installation and replacement of water meters.

The three-year contract covers around 140,000 meters installed throughout Wales and Herefordshire and is worth around £15 million.

Chief Executive of United Utilities, John Roberts, said:

> "We are delighted to have won this strategically significant contract, which further helps to position United Utilities as a major multi-utility player in the UK meter installation and replacement market.
>
> This demonstrates continued development of our strategy to build on the core asset management skills of United Utilities to manage assets throughout the UK, as well as in carefully selected overseas markets."

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Simon Bielecki, Investor Relations Manager	01925 237033
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes

United Utilities Network Services forms part of United Utilities Contract Solutions, the group's non-regulated asset management business. The business already handles the operation and maintenance of over 2.7 million water, gas and electricity meters.

United Utilities Contract Solutions combines the core skill of asset management in the regulated businesses of United Utilities with the commercial skills of its international operations, to compete for operations and maintenance outsourcing opportunities in the UK and overseas.